Exhibit 99.2

January 29, 2026

PERSONAL AND CONFIDENTIAL

Mr. Tsz Kin Wong, Chief Executive Officer

POWELL MAX LIMITED

22/F., Euro Trade Centre,
13-14 Connaught Road Central,
Hong Kong

Re:	PMAX | PIPE Offering | Agreement

Dear Mr. Wong:

The purpose of this placement agent agreement (“Agreement”) is to outline our agreement pursuant to which Spartan Capital Securities, LLC (“Spartan”) will act as the lead placement agent on a “best efforts” basis in connection with the proposed PIPE Offering (the “Placement”) by POWELL MAX LIMITED (collectively, with its subsidiaries and affiliates, the “Company”) of units consisting of its Class C Ordinary Shares and warrants to purchase its Class A Ordinary Shares (the “Securities”). This Agreement sets forth certain conditions and assumptions upon which the Placement is premised. The Company expressly acknowledges and agrees that Spartan’s obligations hereunder are on a reasonable “best efforts” basis only and that the execution of this Agreement does not constitute a commitment by Spartan to purchase the Securities and does not ensure the successful placement of the Securities or any portion thereof or the success of Spartan with respect to securing any other financing on behalf of the Company. The Company confirms that entry into this Agreement and completion of the Placement with Spartan will not breach or otherwise violate the Company’s obligations to any other party or require any payments to such other party. For the sake of clarity, such obligations may include but not be limited to obligations under an engagement letter, placement agency agreement, underwriting agreement, advisory agreement, right of first refusal, tail fee obligation or other agreement.

The terms of our agreement are as follows:

1.	Engagement. The Company hereby engages Spartan, for the period beginning on the date hereof and ending January 31, 2026 or upon the completion of the Placement, whichever is sooner (the “Engagement Period”), to act as the Company’s exclusive investment bank in connection with the proposed Placement. During the Engagement Period or until the consummation of the Placement, and for a period of 14 days after the Engagement Period as long as Spartan is proceeding in good faith with preparations for the Placement, the Company agrees not to solicit, negotiate with or enter into any agreement with any other source of financing (whether equity, debt or otherwise), any underwriter, potential underwriter, placement agent, financial advisor, investment banking firm or any other person or entity in connection with an offering of the Company’s debt or equity securities or any other financing by the Company. Spartan will use its reasonable “best efforts” to solicit offers to purchase the Securities from the Company on the terms, and subject to the conditions, set forth in the Prospectus (as defined below). Spartan shall use commercially reasonable efforts to assist the Company in obtaining performance by each Purchaser (as defined below) whose offer to purchase Securities has been solicited by Spartan, but Spartan shall not, except as otherwise provided in this Agreement, be obligated to disclose the identity of any potential purchaser or have any liability to the Company in the event any such purchase is not consummated for any reason. The Company acknowledges that under no circumstances will Spartan be obligated to underwrite or purchase any Securities for its own account and, in soliciting purchases of the Securities, Spartan shall act solely as an agent of the Company. The services provided pursuant to this Agreement shall be on an “agency” basis and not on a “principal” basis.

2.	The Placement. The Placement is expected to consist of a sale of approximately $17 million of the Company’s Securities. Spartan will act as placement agent for the Placement subject to, among other matters referred to herein and additional customary conditions, completion of Spartan’s due diligence examination of the Company and its affiliates, listing approval by the Nasdaq Capital Market (“Exchange”) of the Securities to be issued, and the execution of a definitive Securities Purchase Agreement in connection with the Placement (the “Securities Purchase Agreement”). The actual size of the Placement, the precise number of Securities to be offered by the Company and the offering price will be the subject of continuing negotiations between the Company and the investors thereto, but in any event will not be less than $9,478,000 net to the Company, inclusive of funds used to repurchase all Class A Ordinary Shares owned by Bliss On Limited, a British Virgin Islands business company (the “Buy Back Shares”) and payment of fees to the Company’s legal counsel. In connection with the entry into the Securities Purchase Agreement, the Company (i) will meet with Spartan and its representatives to discuss such due diligence matters and to provide such documents as Spartan may require; (ii) will not file with the Commission any document regarding the Placement without the prior approval of Spartan and its counsel, which consent shall not be unreasonably withheld or delayed; (iii) will deliver to Spartan and the investors in the Placement such legal and accounting opinions and letters (including, without limitation, accounting comfort letters, legal opinions, negative assurance letters, good standing certificates and officers’ and secretary certificates) as Spartan may require, all in form and substance acceptable to Spartan and (iv) will ensure that Spartan is a third party beneficiary of all representations, warranties, covenants, closing conditions and deliverables in connection with the Placement.

3.	Placement Compensation. The placement commission will be 9.0% for the Placement. As additional compensation, the Company shall issue to Spartan or its designees at each closing of the Offering warrants (the “Placement Agent Warrants”) to purchase that number of Class A Ordinary Shares of the Company equal to 6% of the aggregate number of Class A Ordinary Shares (or ordinary share equivalent, if applicable) placed in such Placement. If the Securities included in an Placement are convertible, the number of Class A Ordinary Shares underlying the Spartan Warrants shall be determined by multiplying the number of Class A Ordinary Shares issuable upon conversion of the convertible securities by 125%. The Placement Agent Warrants shall be in a customary form reasonably acceptable to Spartan, have a term of five (5) years, contain cashless exercise provisions and piggyback registration rights, and have an exercise price equal to 125% of the offering price per share (or unit, if applicable) in the applicable Placement, and if such offering price is not available, the market price of the common stock on the date the Placement is commenced (the “Offering Price”). If warrants are issued to investors in an Placement, the Spartan Warrants shall have the same terms as the warrants issued to investors in the applicable Placement, except that such Spartan Warrants shall have an exercise price equal to 125% of the Offering Price.

4.	Registration Statement. To the extent the Company decides to proceed with the Placement, the Company will, as soon as practicable and in no event later than the times set forth in the registration rights agreement to be entered into with the investors in the Placement, prepare and file with the Securities and Exchange Commission (the “Commission”) a Registration Statement on Form F-1 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”) and a prospectus included therein (the “Prospectus”) covering the resale of the Securities to be offered and sold in the Placement. The Registration Statement (including the Prospectus therein), and all amendments and supplements thereto, will be in form reasonably satisfactory to the investors, Spartan and counsel to the investors and Spartan. Other than any information provided by the investors or Spartan in writing specifically for inclusion in the Registration Statement or the Prospectus, the Company will be solely responsible for the contents of its Registration Statement and Prospectus and any and all other written or oral communications provided by or on behalf of the Company to any actual or prospective investor of the Securities, and the Company represents and warrants that such materials and such other communications will not, as of the date of the offer or sale of the Securities, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. If at any time prior to the completion of the offer and sale of the Securities an event occurs that would cause the Registration Statement or Prospectus (as supplemented or amended) to contain an untrue statement of a material fact or to omit to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, the Company will notify Spartan immediately of such event and Spartan will suspend solicitations of the prospective purchasers of the Securities until such time as the Company shall prepare a supplement or amendment to the Registration Statement or Prospectus that corrects such statement or omission.

5.	Lock-Ups. In connection with the Placement, the Company’s directors, executive officers, employees and shareholders holding at least ten percent (10%) of the outstanding ordinary shares will enter into customary “lock-up” agreements in favor of the Placement Agent for a period of one hundred and eighty (180) days after the later of the Closing of the Placement or effectiveness of the Registration Statement (the “Lock-Up Period”); provided, however, that any sales by parties to the lock-ups shall be subject to the lock-up agreements and provided further, that none of such ordinary shares shall be saleable in the public market until the expiration of the Lock-Up Period.

6.	Company Standstill. In connection with the Placement, without the prior written consent of the investors, the Company will not, for a period of one hundred and eighty (180) days after the later of the Closing of the Placement or effectiveness of the Registration Statement (the “Standstill Period”), (a) offer, sell, issue, or otherwise transfer or dispose of, directly or indirectly, any equity of the Company or any securities convertible into or exercisable or exchangeable for equity of the Company; (b) file or caused to be filed any registration statement with the Commission relating to the offering of any equity of the Company or any securities convertible into or exercisable or exchangeable for equity of the Company; or (c) enter into any agreement or announce the intention to effect any of the actions described in subsections (a) or (b) hereof (all of such matters, the “Standstill Restrictions”). So long as none of such equity securities shall be saleable in the public market until the expiration of the Standstill Period, the following matters shall not be prohibited by the Standstill Restrictions: (i) the adoption of an equity incentive plan and the grant of awards or equity pursuant to any equity incentive plan, and the filing of a registration statement on Form S-8; (ii) securities issued pursuant to agreements, options, restricted share units or convertible securities existing as of the date hereof provided the terms are not modified; (iii) purchase of the Buy Back Shares and (iv) securities issued pursuant to acquisitions or strategic transactions (whether by merger, consolidation, purchase of equity, purchase of assets, reorganization or otherwise) approved by a majority of the disinterested directors of the Company, provided that such securities are issued as “restricted securities” (as defined in Rule 144) and carry no registration rights that require or permit the filing of any registration statement in connection therewith during the Standstill Period, and provided that any such issuance shall only be to a person or entity (or to the equityholders of an entity) which is, itself or through its subsidiaries, an operating company or an owner of an asset in a business synergistic with the business of the Company and shall provide to the Company additional benefits in addition to the investment of funds, but shall not include a transaction in which the Company is issuing securities primarily for the purpose of raising capital or to an entity whose primary business is investing in securities. In no event should any equity transaction during the Standstill Period result in the sale of equity at an offering price to the public less than that of the Placement referred herein.

7.	Expenses. The Company will be responsible for and will pay all expenses relating to the Placement, including, without limitation, (a) all filing fees and expenses relating to the registration of the Securities with the Commission; (b) all FINRA Public Offering filing fees; (c) all fees and expenses relating to the listing of the Company’s equity or equity-linked securities on an Exchange; (d) all fees, expenses and disbursements relating to the registration or qualification of the Securities under the “blue sky” securities laws of such states and other jurisdictions as Spartan may reasonably designate (including, without limitation, all filing and registration fees, and the reasonable fees and disbursements of the Company’s “blue sky” counsel, which will be Spartan’s counsel) unless such filings are not required in connection with the Company’s proposed Exchange listing; (e) all fees, expenses and disbursements relating to the registration, qualification or exemption of the Securities under the securities laws of such foreign jurisdictions as Spartan may reasonably designate; (f) the costs of all mailing and printing of the Placement documents; (g) transfer and/or stamp taxes, if any, payable upon the transfer of Securities from the Company to Spartan; (h) the fees and expenses of the Company’s accountants; and (i) $100,000 for reasonable legal fees and disbursements for Spartan’s counsel.

8.	Right of First Refusal. As additional consideration for its services hereunder and as an inducement to cause Spartan to enter into this Agreement, for a period of twelve (12) months after the closing of the Placement, to act as sole investment banker, sole book-runner, and/or sole placement agent, at Spartan’s sole discretion, for each and every future public and private equity and debt offering, including all equity linked financings (each, a “Subject Transaction”), during such twelve (12) month period, of the Company, or any successor to or any current or future subsidiary of the Company, on terms and conditions customary to Spartan for such Subject Transactions. Spartan shall have the sole right to determine whether or not any other broker-dealer shall have the right to participate in the Subject Transactions and the economic terms of such participation. For the avoidance of any doubt, the Company shall not retain, engage or solicit any additional investment banker, book-runner, financial advisor, underwriter and/or placement agent in a Subject Transaction without the express written consent of Spartan. The Company may sell securities directly to its directors and affiliates, so long as no broker-dealer or other party receiving a fee in for providing similar services is involved in such a transaction.

9.	Closing; Closing Deliverables. Unless otherwise directed by the Placement Agent, settlement of the Securities shall occur via “Delivery Versus Payment” (“DVP”) (i.e., on the Closing Date, the Company shall cause the Depositary to issue the Securities directly to the clearing firm designated by the Placement Agent; upon receipt of such Securities, the Placement Agent shall promptly electronically deliver such Securities to the applicable Purchaser, and payment therefor shall be made by the Placement Agent (or its clearing firm) by wire transfer to the Company).

9.1. Company Deliveries.

9.1.1. On the date hereof, the Company shall deliver each of the following:

9.1.1.1 This Agreement duly executed by the Company.

9.1.1.2 A certificate executed by the Chief Executive Officer of the Company in customary form reasonably satisfactory to the Placement Agent and its counsel.

9.1.1.3 The Registration Rights Agreement duly executed by the Company.

9.1.1.4 The Escrow Agreement duly executed by the Company.

9.1.2. On or prior to the Closing Date, the Company shall deliver each the following:

9.1.2.1 Legal opinions of Concord & Sage PC and Conyers Dill & Pearman, addressed to the Placement Agent and the Purchasers, in form and substance reasonably acceptable to the Placement Agent and Purchasers.

9.1.2.2 A copy of the irrevocable instructions to the Transfer Agent instructing the Transfer Agent to deliver, on an expedited basis, a book entry statement evidencing a number of Class C Ordinary Shares as stated on such Purchaser’s signature page to the Securities Purchase Agreement.

9.1.2.3 The Common Warrants registered in the name of such Purchaser.

9.1.2.4 The Placement Agent Warrants.

9.1.2.5 The Company shall have provided each Purchaser with the Escrow Agent’s wire instructions.

9.1.2.6 The Company shall have provided Spartan the signed flow of funds executed by the Chief Executive Officer or Chief Financial Officer.

9.1.2.7 A duly executed and delivered Officers’ Certificate, in customary form reasonably satisfactory to the Placement Agent and its counsel.

10.	Conditions of the Obligations of the Placement Agent. The obligations of the Placement Agent hereunder shall be subject to the accuracy of the representations and warranties on the part of the Company set forth in the Securities Purchase Agreement (on which the Company authorizes the Placement Agent to Rely), in each case as of the date hereof and as of the Closing Date as though then made, to the timely performance by each of the Company of its covenants and other obligations hereunder on and as of such dates, and to each of the following additional conditions:

10.1. Regulatory Matters.

10.1.1. Listing of Additional Shares. On or before the Closing Date, the Company shall have filed a notice with the Exchange with respect to the Company’s additional listing of the securities sold in the Offering.

10.2. Closing Deliverables. The Company shall have delivered all closing deliverables to the Placement Agent as set forth in Section 9.1 as of the time required and in form reasonably satisfactory to the Placement Agent.

10.2.1. No Material Changes. Prior to and on the Closing Date: (i) there shall have been no Material Adverse Effect (as defined in the Securities Purchase Agreement) or development involving a prospective Material Adverse Effect in the condition or prospects or the business activities, financial or otherwise, of the Company from the latest dates as of which such condition is set forth in the Registration Statement, the Disclosure Package and the Prospectus; (ii) no action, suit or proceeding, at law or in equity, shall have been pending or threatened against the Company or any affiliates of the Company before or by any court or federal or state commission, board or other administrative agency wherein an unfavorable decision, ruling or finding may materially adversely affect the business, operations, prospects or financial condition or income of the Company, except as set forth in the Registration Statement and the Prospectus; (iii) no stop order shall have been issued under the Securities Act and no proceedings therefor shall have been initiated or threatened by the Commission; and (iv) the Registration Statement and the Prospectus and any amendments or supplements thereto shall contain all material statements which are required to be stated therein in accordance with the Securities Act and the Securities Act regulations and shall conform in all material respects to the requirements of the Securities Act and the Securities Act Regulations, and neither the Registration Statement nor the Prospectus nor any amendment or supplement thereto shall contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

10.2.2. Additional Documents. At the Closing Date, Placement Agent’s counsel shall have been furnished with such documents and opinions as they may require in order to evidence the accuracy of any of the representations or warranties, or the fulfillment of any of the conditions, herein contained; and all proceedings taken by the Company in connection with the issuance and sale of the Securities as herein contemplated shall be satisfactory in form and substance to the Placement Agent and Placement Agent’s counsel.

11.	Prior Agreement. By entering into this Agreement, the parties agree that that certain letter of engagement, dated December 18, 2025, entered into between the same parties hereof, shall automatically terminate and cease to have any effect whatsoever and shall be superseded in its entirety by this Agreement.

12.	Termination. Notwithstanding anything to the contrary contained herein, the Company agrees that the provisions relating to the payment of fees, reimbursement of expenses, right of first refusal, indemnification and contribution, equitable remedies, confidentiality, conflicts, independent contractor and waiver of the right to trial by jury will survive any termination or expiration of this Agreement. Notwithstanding anything to the contrary contained herein, the Company has the right to terminate the Agreement for cause in compliance with FINRA Rule 5110(g)(5)(B)(i). The exercise of such right of termination for cause eliminates the Company’s obligations with respect to the provisions relating to right of first refusal. Notwithstanding anything to the contrary contained in this Agreement, in the event that no Placement is completed for any reason whatsoever during the Engagement Period, the Company shall be obligated to pay to Spartan its actual and accountable out-of-pocket expenses related to the Placement (including the fees and disbursements of Placement Agent’s legal counsel) and if applicable, for electronic road show service used in connection with the Placement. During the engagement hereunder: (i) the Company will not, and will not permit its representatives to, other than in coordination with Spartan, contact or solicit institutions, corporations or other entities or individuals as potential purchasers of the Securities and (ii) the Company will not pursue any financing transaction which would be in lieu of the Placement. Furthermore, the Company agrees that during Spartan’s engagement hereunder, all inquiries from prospective investors will be referred to Spartan.

13.	Publicity. The Company agrees that it will not issue press releases or engage in any other publicity, without Spartan’s prior written consent, commencing on the date hereof and continuing until the final Closing of the Placement.

14.	Information. During the Engagement Period or until the Closing, the Company agrees to cooperate with Spartan and to furnish, or cause to be furnished, to Spartan, any and all information and data concerning the Company, and the Placement that Spartan deems appropriate (the “Information”). The Company will provide Spartan reasonable access during normal business hours from and after the date of execution of this Agreement until the Closing to all of the Company’s assets, properties, books, contracts, commitments and records and to the Company’s officers, directors, employees, appraisers, independent accountants, legal counsel and other consultants and advisors. Except as contemplated by the terms hereof or as required by applicable law, Spartan will keep strictly confidential all non-public Information concerning the Company provided to Spartan. No obligation of confidentiality will apply to Information that: (a) is in the public domain as of the date hereof or hereafter enters the public domain without a breach by Spartan, (b) was known or became known by Spartan prior to the Company’s disclosure thereof to Spartan as demonstrated by the existence of its written records, (c) becomes known to Spartan from a source other than the Company which information is not provided by the breach of an obligation of confidentiality owed to the Company, (d) is disclosed by the Company to a third party without restrictions on its disclosure or (e) is independently developed by Spartan as demonstrated by its written records. For the avoidance of doubt, except as otherwise provided herein, all information which is not publicly available relating to the Company’s proprietary technology is proprietary and confidential.

15.	No Third Party Beneficiaries; No Fiduciary Obligations. This Agreement does not create, and shall not be construed as creating, rights enforceable by any person or entity not a party hereto, except those entitled hereto by virtue of the indemnification provisions hereof. The Company acknowledges and agrees that: (i) Spartan is not and shall not be construed as a fiduciary of the Company and shall have no duties or liabilities to the equity holders or the creditors of the Company or any other person or entity by virtue of this Agreement or the retention of Spartan hereunder, all of which are hereby expressly waived; and (ii) Spartan is a full service securities firm engaged in a wide range of businesses and from time to time, in the ordinary course of its business, Spartan or its affiliates may hold long or short positions and trade or otherwise effect transactions for its own account or the account of its customers in debt or equity securities or loans of the companies which may be the subject of the transactions contemplated by this Agreement. During the course of Spartan’s engagement with the Company, Spartan may have in its possession material, non-public information regarding other companies that could potentially be relevant to the Company or the transactions contemplated herein but which cannot be shared due to an obligation of confidence to such other companies.

16.	Indemnification, Advancement & Contribution.

16.1. The Company agrees to the fullest extent permitted by applicable law to indemnify and hold harmless Spartan and each of the other Indemnified Parties (as hereinafter defined) from and against any and all losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses and disbursements, and any and all actions, suits, proceedings and investigations in respect thereof and any and all legal and other costs, expenses and disbursements in giving testimony or furnishing documents in response to a subpoena or otherwise (including, without limitation, the costs, expenses and disbursements, as and when incurred, of investigating, preparing, pursing or defending any such action, suit, proceeding or investigation (whether or not in connection with litigation in which any Indemnified Party is a party) (collectively, “Losses”)), directly or indirectly, caused by, relating to, based upon, arising out of, or in connection with, Spartan’s acting for the Company, including, without limitation, any act or omission by Spartan in connection with its acceptance of or the performance or non-performance of its obligations under this Agreement, any breach by the Company of any representation, warranty, covenant or agreement contained in this Agreement (or in any instrument, document or agreement relating thereto), or the enforcement by Spartan of its rights under this Agreement or these indemnification provisions, except to the extent that any such Losses are found in a final judgment by a court of competent jurisdiction (not subject to further appeal) to have resulted from the gross negligence or willful misconduct of the Indemnified Party seeking indemnification hereunder. The Company also agrees that no Indemnified Party shall have any liability (whether direct or indirect, in contract or tort or otherwise) to the Company for or in connection with the engagement of Spartan by the Company or for any other reason, except to the extent that any such liability is found in a final judgment by a court of competent jurisdiction (not subject to further appeal) to have resulted primarily and directly from such Indemnified Party’s gross negligence or willful misconduct.

16.2. These Indemnification Provisions shall extend to the following persons (collectively, the “Indemnified Parties”): Spartan, its present affiliated entities, managers, members, officers, employees, legal counsel, agents and controlling persons (within the meaning of the federal securities laws), and the officers, directors, partners, stockholders, members, managers, employees, legal counsel, agents and controlling persons of any of them. These indemnification provisions shall be in addition to any liability which the Company may otherwise have to any Indemnified Party.

16.3. If any action, suit, proceeding or investigation is commenced, as to which an Indemnified Party proposes to demand indemnification, it shall notify the Company with reasonable promptness; provided, however, that any failure by an Indemnified Party to notify the Company shall not relieve the Company from its obligations hereunder. An Indemnified Party shall have the right to retain counsel of its own choice to represent it, and the fees, expenses and disbursements of such counsel shall be borne by the Company. Any such counsel shall, to the extent consistent with its professional responsibilities, cooperate with the Company and any counsel designated by the Company. The Company shall be liable for any settlement of any claim against any Indemnified Party made with the Company’s written consent. The Company shall not, without the prior written consent of Spartan (such consent not to be unreasonably withheld or delayed), settle or compromise any claim, or permit a default or consent to the entry of any judgment in respect thereof, unless such settlement, compromise or consent (i) includes, as an unconditional term thereof, the giving by the claimant to all of the Indemnified Parties of an unconditional release from all liability in respect of such claim, and (ii) does not contain any factual or legal admission by or with respect to an Indemnified Party or an adverse statement with respect to the character, professionalism, expertise or reputation of any Indemnified Party or any action or inaction of any Indemnified Party.

16.4. In order to provide for just and equitable contribution, if a claim for indemnification pursuant to these indemnification provisions is made but it is found in a final judgment by a court of competent jurisdiction (not subject to further appeal) that such indemnification may not be enforced in such case, even though the express provisions hereof provide for indemnification in such case, then the Company shall contribute to the Losses to which any Indemnified Party may be subject (i) in accordance with the relative benefits received by the Company and its stockholders, subsidiaries and affiliates, on the one hand, and the Indemnified Party, on the other hand, and (ii) if (and only if) the allocation provided in clause (i) of this sentence is not permitted by applicable law, in such proportion as to reflect not only the relative benefits, but also the relative fault of the Company, on the one hand, and the Indemnified Party, on the other hand, in connection with the statements, acts or omissions which resulted in such Losses as well as any relevant equitable considerations. No person found liable for a fraudulent misrepresentation shall be entitled to contribution from any person who is not also found liable for fraudulent misrepresentation. The relative benefits received (or anticipated to be received) by the Company and its stockholders, subsidiaries and affiliates shall be deemed to be equal to the aggregate consideration payable or receivable by such parties in connection with the transaction or transactions to which this Agreement relates relative to the amount of fees actually received by Spartan in connection with such transaction or transactions. Notwithstanding the foregoing, in no event shall the amount contributed by all Indemnified Parties exceed the amount of fees previously received by Spartan pursuant to this Agreement.

16.5. Neither termination nor completion of this Agreement shall affect these Indemnification Provisions which shall remain operative and in full force and effect. The Indemnification Provisions shall be binding upon the Company and its successors and assigns and shall inure to the benefit of the Indemnified Parties and their respective successors, assigns, heirs and personal representatives.

17.	Equitable Remedies. Each party to this Agreement acknowledges and agrees that (a) a breach or threatened breach by the Company of any of its obligations under Section 8 or the exclusivity provisions of Section 1 would give rise to irreparable harm to Spartan for which monetary damages would not be an adequate remedy and (b) if a breach or a threatened breach by the Company of any such obligations occurs, Spartan will, in addition to any and all other rights and remedies that may be available to such party at law, at equity, or otherwise in respect of such breach, be entitled to equitable relief, including a temporary restraining order, an injunction, specific performance of the terms of Section 8 or the exclusivity provisions of Section 1, as applicable, and any other relief that may be available from a court of competent jurisdiction, without any requirement to (i) post a bond or other security, or (ii) prove actual damages or that monetary damages will not afford an adequate remedy. Each party to this Agreement agrees that such party shall not oppose or otherwise challenge the existence of irreparable harm, the appropriateness of equitable relief or the entry by a court of competent jurisdiction of an order granting equitable relief, in either case, consistent with the terms of this Section 17.

18.	Governing Law; Venue. This Agreement will be governed by and construed in accordance with the laws of the State of New York, without regard to principles of conflicts of law. Any controversy between the parties to this Agreement, or arising out of the Agreement, shall be resolved by arbitration before the American Arbitration Association (“AAA”) in New York, New York. The following arbitration agreement should be read in conjunction with these disclosures:

18.1. ARBITRATION IS FINAL AND BINDING ON THE PARTIES.

18.2. THE PARTIES ARE WAIVING THEIR RIGHT TO SEEK REMEDIES IN COURT, INCLUDING THE RIGHT TO JURY TRIAL.

18.3. PRE-ARBITRATION DISCOVERY IS GENERALLY MORE LIMITED THAN AND DIFFERENT FROM COURT PROCEEDING; AND

18.4. THE ARBITRATORS’ AWARD IS NOT REQUIRED TO INCLUDE FACTUAL FINDING OR LEGAL REASONING AND ANY PARTY’S RIGHT TO APPEAL OR TO SEEK MODIFICATION OF RULINGS BY THE ARBITRATORS IS STRICTLY LIMITED.

ARBITRATION AGREEMENT. ANY AND ALL CONTROVERSIES, DISPUTES OR CLAIMS BETWEEN SPARTAN AND YOU OR YOUR AGENTS, REPRESENTATIVES, EMPLOYEES, DIRECTORS, OFFICERS OR CONTROL PERSONS, ARISING OUT OF, IN CONNECTION WITH, OR WITH RESPECT TO (i) ANY PROVISIONS OF OR THE VALIDITY OF THIS AGREEMENT OR ANY RELATED AGREEMENTS, (ii) THE RELATIONSHIP OF THE PARTIES HERETO, OR (iii) ANY CONTROVERSY ARISING OUT OF YOUR BUSINESS SHALL BE CONDUCTED BY THE AMERICAN ARBITRATION ASSOCIATION UNDER ITS COMMERCIAL ARBITRATION RULES. ARBITRATION MUST BE COMMENCED BY SERVICE OF A WRITTEN DEMAND FOR ARBITRATION OR A WRITTEN NOTICE OF INTENTION TO ARBITRATE. IF YOU ARE A PARTY TO SUCH ARBITRATION, TO THE EXTENT PERMITTED BY THE RULES OF THE APPLICABLE ARBITRATION TRIBUNAL, THE ARBITRATION SHALL BE CONDUCTED IN NEW YORK, NEW YORK. THE DECISION AND AWARD OF THE ARBITRATORS(S) SHALL BE CONCLUSIVE AND BINDING UPON ALL PARTIES, AND ANY JUDGMENT UPON ANY AWARD RENDERED MAY BE ENTERED IN THE STATE OR FEDERAL COURTS LOCATED IN NEW YORK, NEW YORK, OR ANY OTHER COURT HAVING JURISDICTION THEREOF, AND NEITHER PARTY SHALL OPPOSE SUCH ENTRY.

19.	Miscellaneous. The Company represents and warrants that it has all required power and authority to enter into and carry out the terms and provisions of this Agreement and the execution, delivery and performance of this Agreement does not breach or conflict with any agreement, document or instrument to which it is a party or bound. The binding provisions of this Agreement are legally binding upon and inure to the benefit of both the Company and Spartan and their respective assigns, successors, and legal representatives. If any provision of this Agreement is determined to be invalid or unenforceable in any respect, such determination will not affect such provision in any other respect, and the remainder of the Agreement shall remain in full force and effect. This Agreement may be executed in counterparts (including electronic counterparts), each of which shall be deemed an original but all of which together shall constitute one and the same instrument. The undersigned hereby consents to receipt of this Agreement in electronic form and understands and agrees that this Agreement may be signed electronically. Signatures to this Agreement transmitted in electronic form will have the same effect as physical delivery of a paper document bearing the original signature, and if any signature is delivered electronically evidencing an intent to sign this Agreement, such electronic mail or other electronic transmission shall create a valid and binding obligation of the undersigned with the same force and effect as if such signature were an original. Execution and delivery of this Agreement by electronic mail or other electronic transmission is legal, valid and binding for all purposes.

If you are in agreement with the foregoing, please sign and return to us one copy of this Agreement. This Agreement may be executed in counterparts (including facsimile or .pdf counterparts), each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

[Signature Page of PMAX PIPE Offering Agreement Follows]

[Signature Page of PMAX PIPE Offering Agreement]

Very truly yours,

Spartan Capital Securities, LLC

By:
Name:	Kim Monchik
Title:	Chief Administrative Officer

AGREED AND ACCEPTED:

The foregoing accurately sets forth our understanding and agreement with respect to the matters set forth herein.

POWELL MAX LIMITED

By:
Name:	Tsz Kin Wong
Title:	Chief Executive Officer